January 12, 2011

Mr. Michael R. Clampitt
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Flushing Financial Corporation
Form 10-K for the period ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
Schedule 14A, filed April 8, 2010
File No. 001-33013

Dear Mr. Clampitt:

We have received the comments, by letter dated December 15, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the above listed filings. For ease of response we have shown each of the comments followed by our response.

Form 10-K

Business, Page 1
Overview, page 1

1.
We note your proposed response to comment 2 of our letter. As we requested, please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

•
revise the sixth, seventh and eighth paragraphs to describe the current status of each of the businesses including revenues for the past three fiscal years from each that accounted for ten percent of or more of your revenue in any of the last three fiscal years, as required by Item 101(c)(1)(i) and (ii);

•
delete or discuss the basis for your claim, on the twelfth line, that your underwriting standards in 2008 and currently are “conservative” given your historic practice of making so called “stated income” loans based on statements by borrowers of their respective income without your verifying their income;

•	describe in detail how you “began tightening our conservative underwriting standards in 2008” (on the twelfth line) identifying each of the changes made since 2008;
•	disclose your procedures for and the frequency with which you reappraise the value of your collateral;
•	describe your historic and current policies on extending, renewing or restructuring or otherwise changing terms of loans or other extensions of credit; and

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•	describe your historic and current policies on making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days.

Flushing Financial Corporation Response

•
We will revise the sixth, seventh and eighth paragraphs as shown below. None of these business units had revenues that exceeded ten percent or more of our total revenues in any of the past three fiscal years.

During 2006, the Savings Bank established a business banking unit. Our business plan includes a transition from a traditional thrift to a more “commercial-like” banking institution by focusing on the development of a full complement of commercial business deposit, loan and cash management products. As of December 31, 2009, the business banking unit had $232.6 million in loans outstanding and $42.1 million of customer deposits.

On November 27, 2006, the Savings Bank launched an internet branch, iGObanking.com®, which provides us access to markets outside our geographic locations.  Accounts can be opened online at www.iGObanking.com or by mail. The internet branch does not currently accept loan applications. As of December 31, 2009, the internet branch had $323.7 million of customer deposits.

During 2007, the Savings Bank formed a wholly owned subsidiary, Flushing Commercial Bank, a New York State chartered commercial bank, for the limited purpose of providing banking services to public entities including counties, cities, towns, villages, school districts, libraries, fire districts and the various courts throughout the New York metropolitan area. The Commercial Bank was formed in response to New York State law, which requires that municipal deposits and state funds must be deposited into a bank or trust company as defined in New York State law. The Savings Bank is not considered an eligible bank or trust company for this purpose. The Commercial Bank does not originate loans. As of December 31, 2009, Flushing Commercial Bank had $359.3 million of customer deposits.

•
We respectfully affirm that our underwriting standards in 2008 were and continue to be “conservative.” Please note that during the years ended December 2009, 2008 and 2007 we only originated $14.6 million, $9.8 million and $2.4 million, respectively, of residential mortgage loans based on stated income and verifiable assets. The total origination of these loans for these three years represents less than 1.4% of total loan originations and purchases during this time period. At December 31, 2009, the total amount of these loans we held in our loan portfolio was $28.3 million, which represented 0.9% of our total loan portfolio. The preponderance of stated income residential mortgage loans were made available to self-employed individuals within our local community for their primary residence. In addition, our underwriting standards required that we verify the assets of the borrowers and the sources of their cash flows. The information reviewed included at least three months of personal bank statements (checking and savings accounts), statements of investment accounts, at least three months of business checking account statements (when applicable), and other information provided by the borrowers about their personal holdings. Our review of these bank statements allowed us to assess whether or not their stated income appeared reasonable in comparison to their cash flows,

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and if their income level supported their personal holdings. We also obtained and reviewed credit reports on these borrowers. An acceptable credit report was one of the key factors in approving this type of mortgage loan. We obtained appraisals from an independent third party for the property, and limited the amount we lent on the properties to 80% of the lesser of the property’s appraised value or the purchase price. Based on our limited amount of this lending, the limited amount held in our loan portfolio, and the verification of assets we perform, we affirm that our underwriting standards are “conservative.” Nonetheless, please note that we discontinued offering this product in June 2010.

•	We will provide substantially the following disclosure in our next Form 10-K and other filings as appropriate.

In response to the economic conditions in our market and the increase in non-performing loans, we began tightening our conservative underwriting standards in 2008 to reduce the risk associated with lending.

The changes we made in our underwriting standards included the following for income producing real estate loans:

•
When borrowers requested a refinance of an existing mortgage loan when they had acquired the property or obtained their existing loan within two years of the request, we generally required evidence of improvements to the property that increased the property value to support the additional funds and generally restricted the loan-to-value ratio for the new loan to 65% of the appraised value.

▪
The debt coverage ratio was increased and the loan-to-value ratio decreased for income producing properties with fewer than ten units. This required the borrower to have an additional investment in the property than previously required and provided additional protection should rental units become vacant.

▪
Borrowers who owned multiple properties are now required to provide detail on all their properties to allow us to evaluate their total cash flow requirements. Based on this review, we may decline the loan application, or require a lower loan-to-value ratio and a higher debt coverage ratio.

▪
Income producing properties with existing rents that were at or above the current market rent for similar properties were required to have a higher debt coverage ratio to provide protection should rents decline.

▪	Borrowers purchasing properties are now required to demonstrate they had satisfactory liquidity and management ability to carry the property should vacancies occur or increase.

The following changes were made in our underwriting standards for home equity lines of credit:

▪
We discontinued originating home equity lines of credit without verifying the borrower’s income. This was done in two stages. Beginning in May 2008, we began verifying the borrower’s income when the home equity line of credit exceeded $100,000. Beginning in October 2009, we verified the income of all borrowers applying for a home equity line of credit.

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The changes we made in our underwriting standards for business loans included the following:

▪
All borrowers obtaining a business loan were required to submit a complete financial information package, regardless of the amount of the loan. Previously, borrowers for SBA Express loans and other loans under $150,000 had been exempt from this requirement.

▪
Background checks on all borrowers and guarantors for business loans were expanded to identify and review information in more public records, including a search for judgments, liens, negative press articles, and affiliations with other entities.

▪	The guarantee of related business entities providing cash flow to the borrowing entity became required for business loans.

▪	The allowable percentage of inventory and accounts receivable pledged as collateral for a business loan was reduced.

▪	Establishment of specific risk acceptance criteria for private not for profit schools.

•
We will provide substantially the following disclosures in our next Form 10-K and other filings as appropriate. Our policy requires a reappraisal by an independent third party when a loan becomes twelve months delinquent. We generally obtain a reappraisal by an independent third party for loans over ninety days delinquent when the outstanding loan balance is at least $1.0 million. We also obtain reappraisals when our internally prepared valuation of a property indicates there has been a decline in value below the outstanding balance of the loan, or when a property inspection has indicated significant deterioration in the condition of the property. These internal valuations are prepared when a loan becomes ninety days delinquent.

•	Please note that the Company policies for new loans are discussed on pages 7 through 11 of our Form 10-K for the year ended December 31, 2009.

We will provide substantially the following disclosures in our next Form 10-K and other filings as appropriate. Our policy on extending, renewing or restructuring (other than a TDR) a loan requires the loan to be fully underwritten in accordance with our policy for new loans. The borrower must be current to have a loan extended, renewed or restructured.

Our policy for modifying a mortgage loan due to the borrower’s request for changes in the terms will depend on the change requested. The borrower must be current and have a good payment history to have a loan modified. If the borrower is seeking additional funds, the loan is fully underwritten in accordance with our policy for new loans. If the borrower is seeking a reduction in the interest rate due to a decline in interest rates in the market, we generally limit our review as follows: (1) for income producing properties and business loans, to a review of the operating results of the property/business and a satisfactory inspection of the property, and (2) for one-to-four residential properties to a satisfactory inspection of the property.

Our policy on restructuring a loan when the loan will be classified as a troubled debt restructured (TDR) requires the loan to be fully underwritten in accordance with Company policy. The borrower must demonstrate the ability to repay the loan under the new terms. When the restructuring results in a TDR, we may waive some

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requirements of Company policy provided the borrower has demonstrated the ability to meet the requirements of the restructured loan and repay the restructured loan.

All extensions, renewals, restructurings and modifications must be approved by either the Loan Committee of the Board of Directors or the Board of Directors.

•
We will revise future filings to disclose our formal lending policies do not prohibit making additional loans to a borrower or any related interest of the borrower who is past due in principal or interest more than 90 days. However, it has been our practice not to make additional loans to a borrower or a related interest of the borrower if the borrower is past due more than 90 days as to principal or interest. During the current and previous three fiscal years, we did not make any additional loans to a borrower or any related interest of the borrower who was past due in principal or interest more than 90 days.

Competition, page 3

2.
We note your proposed response to comment 3 of our letter. As we requested, please provide to us and undertake to include in your future filings, disclosure required by Item 101(c)(x) including, but not limited to, the following:

•	your competitive position; and
•	identify the principal methods of competition for loans and separately for deposits in your market and for national brokered deposits.

Flushing Financial Corporation Response

We will provide substantially the following disclosure in our next Form 10-K and other filings as appropriate.

Our market share of deposits is approximately 0.5% of the total deposits of these competing financial institutions, and we are the 16th largest financial institution based on deposits in financial institutions within five miles of our branch locations.

•
We will provide substantially the following disclosures in our next Form 10-K and other filings as appropriate. Competition for loans in our market is primarily based on the types of loans offered and the related terms for these loans, including fixed-rate versus adjustable-rate loans and the interest rate on the loan. For adjustable rate loans, competition is also based on the repricing period, the index to which the rate is referenced, and the spread over the index rate. Also, competition is influenced by the ability of a financial institution to respond to customer requests and to provide the borrower with a timely decision to approve or deny the loan application.

Competition for deposits in our market and for national brokered deposits is primarily based on the types of deposits offered and the rate paid on the deposits.

Sources of Funds, page 24

3.	We note your proposed response to comment 5 of our letter. Please revise your proposed disclosure as follows:

•	revise your claim (on the fifth line of your proposed response) that the operating costs of brokered deposits are “lower” than other deposits, to disclose that the

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interest rates on brokered deposits are substantially higher and disclose the aggregate difference is approximately two percentage points higher; and
•
Revise the caption to include brokered money market deposits and address the risk that you may not be able to rely on brokered deposits for sixteen percent of your deposits because the depositors are outside of your market and do not have other relationships with you but you have “utilized” brokers to attract deposits and these deposits may not rollover upon maturity unless you continue to offer some of the highest interest rates in the country.

Flushing Financial Corporation Response

•
We will provide substantially the following disclosures in our next Form 10-K and other filings as appropriate. We also use brokered certificates of deposit to assist in the management of our interest rate risk. We obtain brokered certificates of deposit when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. The cost of brokered certificates of deposit is lower compared to obtaining non-brokered certificates of deposit in our market. We respectfully affirm that we have not paid a higher rate on brokered certificates of deposit as compared to non-brokered certificates of deposit in our market with similar maturities, or rates available for borrowing funds with similar maturities for which we have access to obtain. The rate we pay on brokered money market deposits is the same or less than that we pay on non-brokered money market deposits. The revised risk factor substantially in the form to be included in our next Form 10-K is shown below in our next response, with the revised and additional disclosures underlined.

•
We will revise the caption to include brokered money market deposits, and we will address the risk that we may not be able to rely on brokered deposits because the depositors are outside of our market and do not have other relationships with us but we have used brokers to attracted deposits and these deposits may not rollover upon maturity unless we offer some of the highest interest rates in the country. The revised risk factor substantially in the form to be included in our next Form 10-K is shown below, with the revised and additional disclosures underlined.

Our Ability to Obtain Brokered Certificates of Deposit and Brokered Money Market Accounts as an Additional Funding Source Could be Limited

We utilize brokered certificates of deposit as an additional funding source and to assist in the management of our interest rate risk. The Savings Bank had $459.1 million, or 15.8% of total deposits, and $430.8 million, or 16.0% of total deposits, in brokered deposit accounts at September 30, 2010 and December 31, 2009, respectively.  We have obtained brokered certificates of deposit when the interest rate on these deposits is below the prevailing interest rate for non-brokered certificates of deposit with similar maturities in our market, or when obtaining them allowed us to extend the maturities of our deposits at favorable rates compared to borrowing funds with similar maturities, when we are seeking to extend the maturities of our funding to assist in the management of our interest rate risk. Brokered certificates of deposit provide a large deposit for us at a lower operating cost as compared to non-brokered certificates of deposit since we only have one account to maintain versus several accounts with multiple interest and maturity checks. Unlike non-brokered certificates of deposit, where the deposit amount can be withdrawn with a penalty for any reason, including increasing interest rates, a brokered certificate of deposit can only be withdrawn in the event of the death, or court declared

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mental incompetence, of the depositor. This allows us to better manage the maturity of our deposits and our interest rate risk. We also utilize brokers to obtain money market account deposits. The rate we pay on brokered money market accounts is the same or below the rate we pay on non-brokered money market accounts, and the rate is agreed to in a contract between the Savings Bank and the broker. These accounts are similar to brokered certificates of deposit accounts in that we only maintain one account for the total deposit per broker, with the broker maintaining the detailed records of each depositor.

The FDIC has promulgated regulations implementing limitations on brokered deposits. Under the regulations, well-capitalized institutions, such as the Savings Bank, are not subject to brokered deposit limitations, while adequately capitalized institutions are able to accept, renew or roll over brokered deposits only with a waiver from the FDIC and subject to restrictions on the interest rate that can be paid on such deposits. Undercapitalized institutions are not permitted to accept brokered deposits.  Pursuant to the regulation, the Savings Bank, as a well-capitalized institution, may accept brokered deposits. Should our capital ratios decline, this could limit our ability to replace brokered deposits when they mature.

The maturity of brokered certificates of deposit could result in a significant funding source maturing at one time. Should this occur, it might be difficult to replace the maturing certificates with new brokered certificates of deposit. We have used brokers to obtain these deposits which results in depositors with whom we have no other relationships since these depositors are outside of our market, and there may not be a sufficient source of new brokered certificates of deposit at the time of maturity. In addition, upon maturity, brokers could require us to offer some of the highest interest rates in the country to retain these deposits, which would negatively impact our earnings. The Savings Bank mitigates this risk by obtaining brokered certificates of deposit with various maturities ranging up to five years, and attempts to avoid having a significant amount maturing in any one year.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

Trends and Contingencies, page 58

4.
We note your proposed response to comment 8 of our letter. As we requested, please provide to us and undertake to include in your future filings, analysis (not just disclosure) of the causes and effects of the following:

•
as we requested, trends in the number, size and types of new loans that you are originating including analysis of your reasons for changing the composition of your loan portfolio, as described on the bottom of page 10 and the drop in new loans from over $757 million in 2007 to $500 million in 2009 (disclosed in the first sentence on page 10) and the extent to which you have targeted goals for reduced lending;

•
as we requested, trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas (as opposed to “national and regional economies);

•
as we requested, trends over the past three years in home price index, residential real estate sales and single family and multifamily building permits in your market area (as opposed to “national and regional economies); and

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•
provide detail, if material, regarding your statement in the second paragraph on page 11 that you “have not yet experienced a significant increase in foreclosed properties due to an extended foreclosure process in our market” and discuss the extent to which you are experiencing, directly or indirectly, issues with documentation relating to mortgages for which you are seeking foreclosure.

Flushing Financial Corporation Response

•
In response to the first three bullets, we will revise disclosures in future filings to discuss the referenced trends, the reasons for changing the composition of our loan portfolio, the drop in new loans, and the extent to which we have targeted goals for reduced lending, as and if applicable. Shown below is substantially the form of the revised disclosure for 2009.

The New York Metropolitan area, our primary market for lending, was generally considered to be in a recession from December 2007 through the middle of 2009.  In the New York Metropolitan area, building permits for one-to-four family residential properties, multi-family residential properties, and commercial properties all declined over this time period to historically low levels. The home price index for the New York Metropolitan area declined from the beginning of 2007 to the end of 2009 by approximately 19.5%. The value of multifamily and commercial properties showed a similar decline. Sales of residential real estate in 2009 were approximately half of the level of sales seen in 2007, while sales of commercial real estate showed a greater decline.

In addition, in response to the economic conditions in our market combined with the increase in non-performing loans, we began tightening our underwriting standards in 2008 to reduce the risk associated with lending.

The changes we made in our underwriting standards included the following for income producing real estate loans:

▪
When borrowers requested a refinance of an existing mortgage loan when they had acquired the property or obtained their existing loan within two years of the request, we required evidence of improvements to the property that increased the property value to support the additional funds and generally restricted the loan-to-value ratio for the new loan to 65% of the appraised value.

▪
The debt coverage ratio was increased and the loan-to-value ratio decreased for income producing properties with fewer than ten units. This required the borrower to have an additional investment in the property than previously required and provided additional protection should rental units become vacant.

▪
Borrowers who owned multiple properties are now required to provide detail on all their properties to allow us to evaluate their total cash flow requirements. Based on this review, we may decline the loan application, or if approved, we may require a lower loan-to-value ratio and a higher debt coverage ratio.

▪
Income producing properties with existing rents that were at or above the current market rent for similar properties were required to have a higher debt coverage ratio to provide protection should rents decline.

▪	Borrowers purchasing properties are now required to demonstrate they had satisfactory liquidity and management ability to carry the property should vacancies occur or increase.

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The following changes were made in our underwriting standards for home equity lines of credit:

▪
We discontinued originating home equity lines of credit without verifying the borrower’s income. This was done in two stages. Beginning in May 2008, we began verifying the borrower’s income when the home equity line of credit exceeded $100,000. Beginning in October 2009, we verified the income of all borrowers applying for a home equity line of credit.

The changes we made in our underwriting standards for business loans included the following:

▪
Borrowers obtaining a business loan were required to submit a complete financial information package, regardless of the amount of the loan. Previously, borrowers for SBA Express loans and other loans under $150,000 had been exempt from this requirement.

▪
Background checks on all borrowers and guarantors for business loans were expanded to identify and review information in more public records, including a search for judgments, liens, negative press articles, and affiliations with other entities.

▪	The guarantee of related business entities providing cash flow to the borrowing entity became required for business loans.

▪	The allowable percentage of inventory and accounts receivable pledged as collateral for a business loan was reduced.

▪	Establishment of specific risk acceptance criteria for private not for profit schools.

During 2009, we also reduced our focus on commercial real estate and one-to-four family mixed-use residential property mortgage loans, which represented $327.7 million, or 50%, of our mortgage loan originations and purchases in 2007 compared to $300.6 million, or 50%, in 2008, and $112.3 million, or 28%, in 2009. In addition to reducing our focus on commercial real estate lending, we further reduced our origination of smaller commercial real estate properties. We also reduced our focus on construction lending, which we reduced from $54.2 million in advances on existing loans in 2007 to $18.3 million in advances on existing loans in 2009, and new construction loan approvals from $27.2 million in 2007 to $2.9 million in 2009. We reduced our focus on these types of loans due to changes in market conditions, increasing delinquencies and losses incurred on delinquent loans associated on these types of loans.

We also shifted our focus in multi-family lending to larger properties. Our review of delinquent multi-family mortgage loans revealed that the majority of our delinquent multi-family mortgage loans were on smaller properties with fewer rental units. We concluded that the more units a property had to rent, the less likely vacancies would cause a disruption in the property’s cash flow.

While we primarily rely on originating our own loans, we purchased $43.3 million of loans in 2009 compared to $65.3 million in 2008 and $11.6 million in 2007. We purchase loans when the loans compliment our loan portfolio strategy. Loans purchased must have met our underwriting standards when they were originated.

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The economic conditions we have experienced since the end of 2007 reduced loan demand in our market. In addition, the tightening of our underwriting standards and the shift in our lending focus also contributed to reducing our total loan originations and purchases. While we had not targeted a reduced level of loan originations for 2009 and 2008, the combination of the above events resulted in a decline in our loan originations to $500.6 million in 2009 from $667.6 million in 2008 and $757.4 million in 2007. The number of loans originated during this three year period also declined, while the average loan size increased during the same period.

During the three year period ended December 31, 2009, the allocation of our loan portfolio has remained fairly consistent. The majority of our loans are collateralized by real estate, which comprised 95.1% of our portfolio at December 31, 2009 compared to 96.5% at December 31, 2008 and 95.2% at December 31, 2007. Multi-family residential mortgage loans comprised 36.2%, 33.8% and 35.8% of our loan portfolio at December 31, 2009, 2008 and 2007, respectively. Commercial real estate mortgage loans comprised 24.7%, 25.5% and 23.2% of our loan portfolio at December 31, 2009, 2008 and 2007, respectively. One-to-four family – mixed-use property mortgage loans comprised 23.2%, 25.5% and 25.5% of loan portfolio at December 31, 2009, 2008 and 2007, respectively. One-to-four family residential mortgage loans comprised 7.8%, 8.1% and 6.0% of loan portfolio at December 31, 2009, 2008 and 2007, respectively.

•
We will revise future filings to disclose we did not acquire or hold any properties acquired through foreclosure during 2007. During 2008, we acquired one property through foreclosure which was carried at $0.1 million. During 2009, we acquired five properties through foreclosure which were carried at a combined value of $2.6 million. At December 31, 2009, we held four of these properties with a combined value of $2.3 million. We do not consider these amounts to be material to our consolidated position of financial condition. Note 4 of the Notes to Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2009 disclosed this information. The extended foreclosure process in our market is due to the high number of foreclosure actions filed in the court system in the counties for which we are seeking foreclosure on delinquent mortgage loans. The level of foreclosure actions filed with the court system has resulted in delays having the foreclosure process completed. We have not encountered significant issues with documentation relating to mortgages for which we are seeking foreclosure as we maintain custody of all loan documents and review them prior to providing them to our legal counsel to initiate the foreclosure action.

5.	Please provide to us and undertake to include in your future filings discussion and analysis of the following:

•	the number and aggregate amount of loans that had their terms extended but not accounted for as non-performing nor troubled debt;
•
the extent to which loans have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees and disclose the types of extensions made, how loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral dependent;

•	how you evaluate the financial ability of a guarantor and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;
•	how many times you sought performance under a guarantee and discuss the extent of the successes;

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•
when the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee; and

•	the extent of your willingness to enforce the guarantee.

Flushing Financial Corporation Response

•
We will provide substantially the following disclosures in our next Form 10-K and other filings as appropriate. During the year ended December 31, 2009, we extended the term of seven business loans totaling $0.6 million, 23 mortgage loans totaling $25.4 million, and 30 construction loans with total available lines of credit of $77.1 million, which we did not consider as non-performing loans nor troubled debt restructured. Each of these loans was extended in accordance with our lending policies, which required the loans to be fully underwritten, and that each of the borrowers be current as to payments. None of these borrowers was experiencing financial difficulties, and none received a below market interest rate or other favorable terms at the time the loans were extended.  Therefore, we did not consider these loans to be troubled debt restructured.

•
We have not extended a loan at maturity based solely on the existence of guarantees. As stated in our response to comment #1 above, the extension of a loan upon maturity is based on a full underwriting and approval of the loan. We do not rely on guarantees when reviewing and classifying a loan as impaired, and the amount of impairment, if any, is based on the fair value of the underlying collateral. Therefore, we consider the loan as collateral dependent.

•
We evaluate the financial ability of a guarantor using the same underwriting standards as those we use to evaluate the borrower. When reviewing a loan for impairment, allocating a portion of the allowance for loan losses to a loan, and recording charge-offs, we do not consider the financial ability of a guarantor to reduce our possible loss.

•
During 2009, we sought performance under guarantees on 30 business loans, seeking judgments in excess of $4.0 million, and two real estate mortgage loans, seeking judgments in excess of $1.2 million. As of December 31, 2009, we had realized recoveries of $0.1 million on the business loans, and had not received any recoveries on the real estate mortgage loans.

During the nine months ended September 30, 2010, we sought performance under guarantees on 15 business loans, seeking judgments in excess of $0.3 million, and nine real estate mortgage loans, seeking judgments in excess of $1.2 million. As of September 30, 2010, we realized recoveries of less than $0.1 million on the business loans, and had not received any recoveries on the real estate mortgage loans. In addition, during the nine months ended September 30, 2010, we realized recoveries of $0.8 million on business loans for which we sought judgments during the year ended December 31, 2009.

•	We do not carry loans at a value in excess of the appraised value due to a guarantee from the borrower.

•
We attempt to pursue the guarantor on all loans for which a loss has been incurred and for which a guarantee was obtained, when, after considering the benefits and costs, we have concluded we will be successful in recovering at least a portion of the

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loss we incurred. The success of this pursuit is based on the assets the guarantor holds when we obtain a judgment.
Exhibits

6.
Please revise your references for the articles of incorporation and the bylaws which you have incorporated by reference, to provide to us and undertake to include in your future filings the date of the Form S-1 to which you incorporate by reference and confirm the file number. We note that the file number is not recognized by EDGAR.

Flushing Financial Corporation Response

The Form S-1 referenced for our articles of incorporation and bylaws was filed on September 1, 1995. The filing was a non-EDGAR filing. According to our records, the file number is correct. Our next Form 10-K, and other filings as appropriate, will include the date of filing as September 1, 1995.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5 – Debt and Equity Securities, page 87

7.
We note your response to comment 13 of our letter dated June 17, 2010 with regard to the use of the same default rate for each of the company’s pooled trust preferred securities. We would assume that your pooled trust preferred securities have different actual default rates, credit ratings and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33f-33-I, we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that simply using the same credit default assumptions based on the average long term performance of FDIC regulated banks, Fitch IBCA, AM Best’s study and Standard & Poor’s methodology for all your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust preferred OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security as the basis for your credit deferral/default assumptions. Please provide us with your revised results for periods ended December 31, 2009 and September 30, 2010 presented comparatively with your initial analysis. We may have further comments.

Flushing Financial Corporation Response

Our previous response may not have clearly stated the process we employ to analyze our trust preferred securities whose performance demonstrates evidence of potential OTTI and warrants further evaluation. Each quarter we review a listing of financial institutions whose debt is included in each pooled trust preferred security.  This listing shows the capital ratios, level of loan delinquencies, and other key operating ratios for each institution, including the change from the prior quarter. At December 31, 2009, we used the same default rate for each security as each had the same characteristics in their underlying issuers. Additionally, we reviewed each of the individual financial

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institutions whose debt is included in each pooled trust preferred security, and who is not deferring interest payments and not otherwise in default, concluding that, based upon the regulatory capital ratios, operating results and other key operating ratios (such as return on average equity, return on average assets, and the level of non-performing loans) of the individual financial institutions, there was no current indication that any of the financial institutions would be unable to perform according to the terms of their debentures. As to institutions which are deferring interest payments, we treat deferrals the same as defaults, unless there is compelling evidence a recovery is likely.  Each of the pooled trust preferred securities we analyzed for OTTI has the same credit ratings from the rating agencies, approximately the same default rates as a percentage of original principal (37.0% and 34.6% as of September 30, 2010), similar fair values (49 and 56 cents on the dollar as of September 30, 2010), and neither has sufficient collateral to repay our investment. While our analysis of the underlying collateral indicated that all of the financial institutions not in deferral or default will be able to perform according to the terms of their debentures, we also understood and concluded a future default rate should be used for these pooled trust preferred securities since they do not mature for approximately 20 years, and historical analysis has shown defaults are likely to occur before maturity. Our analysis of the financial institutions not in default or deferral for each pooled trust preferred security are sufficiently similar that the same default rate would apply to financial institutions not in default or deferral for each security. Our previous response stated we used the average default rate for the entire FDIC-insured banking industry of 0.38% over a 31 year period from 1970 to 2001, and that Fitch IBCA calculated a 30-year cumulative default rate of 9.8% measured in number of charters terminated for FDIC-insured commercial banks with $200 million to $10 billion in assets. Each of these default rates approximates a default rate of 1.2% every three years, which is the assumption used in our analysis. Each of these studies covered an extended time period during which there were significant bank failures. Therefore, we believe these default rates are indicative of default rates that may be experienced over the remaining life of the securities. We respectfully submit this review of our pooled trust preferred securities for OTTI is consistent with the guidance in paragraphs ASC 320-10-35-33f-33-i. While we have not revised our analysis of these pooled trust preferred securities, we also recognize the need for more disclosure as noted in response number 8 below, and will include expanded disclosure in future filings.

8.
Considering the significant judgment required to determine if a security is OTTI and the focus users of financial statements have placed in this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.

Flushing Financial Corporation Response

Future filings will be revised to disclose the following information as of the most recent period end for each trust preferred security with at least one rating below investment grade: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual

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deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.

9.
We note your response to comment number 14 of our letter dated June 17, 2010. Describe the analysis you performed regarding the development of the estimates/projections of the prepayment rate, loss severity and default rates for each of the company’s private issuers of REMIC and CMO securities. Tell us your assumptions for each security versus those developed by the independent third party and how you determined the OTTI on an individual security basis.

Flushing Financial Corporation Response

Prepayment rate – We reviewed the prepayment rate of each security on a monthly basis since its issuance. The prepayment rate selected by us for each security was based on that security’s most recent six month period prepayment rate and its prepayment rate since issuance, with greater reliance placed on the most recent months. We concluded the prepayment rate over the most recent six month period is the best indication of future prepayments.

Loss severity – We used the most recent quarter’s loss severity incurred for each security as the projected loss severity for that security. The loss severity is the percentage of principal lost upon the sale of a foreclosed property. We concluded the loss severity demonstrated over the most recent quarter is the best indication of the future loss severity.

Default rates – We obtained the current default rate and delinquency statistics for each security, and the trends in delinquency rates for each security by month since inception. We choose a default rate for each security based on that security’s current default rate and allowing for additional future defaults. We concluded that assuming all loans currently in default will in fact default, and allowing for future defaults that are inherent in the loan portfolio underlying the security, will allow for all the defaults inherent in the loan portfolio underlying the security to be considered in our analysis.

We discussed each of the above assumptions with the independent third party. The independent third party prepared an analysis for each security based on a range of prepayment rates, loss severities, and default rates. The final decision on the prepayment rate, default rate, and loss severity to be used was made by the Company, and was based on the review we conducted as noted above and the discussions with the independent third party. We did not have disagreements with the independent third party on the assumptions.

We determined the OTTI on each security based on the analysis prepared by the independent third party for that security, using the assumptions deemed appropriate by us, as discussed above, for that security.

Schedule 14A

Transactions with Related Persons, page 12

10.
We note your response to comment number 16 of our letter. As we requested, please provide to us and undertake to include in your future filings, revision of this section to comply with Item 404 of Regulation S-K to revise the third paragraph to disclose the aggregate amount paid to the firm since the beginning of your last fiscal year.

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Flushing Financial Corporation Response

We will disclose the aggregate amount paid to the firm since the beginning of our last fiscal year in our next Form 10-K and other filings as appropriate. The revised disclosure for 2009 is shown below.

The Nominating and Governance Committee of the Company approved, in December 2005, the law firm of Nicolosi & Nicolosi LLP, of which Vincent F. Nicolosi is a partner, to represent the Bank in connection with closings of residential and certain commercial real estate loans, the fees of which are paid by borrowers.  In that capacity, the law firm of Nicolosi & Nicolosi began representing the Bank in connection with some of its loan closings in January 2006.  In 2009, the borrowers paid an aggregate of $559,605 to the firm of Nicolosi & Nicolosi in this regard.  Mr. Nicolosi is a director of the Company and the Bank.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Financial Statements

Note 4. Debt and Equity Securities, pages 7-12

11.
We note the disclosure that the company does not have the intent to sell these securities and does not anticipate that these securities will be required to be sold before recovery of the full current amortized cost of the company’s investment/principal and interest due, which may be at maturity at September 30, 2010. Please revise the disclosure in future filings to state how the company evaluates whether an impairment is other than temporary pursuant to ASC 320-10-35-33B. In this regard, if an entity does not intend to sell the debt security, the entity shall consider available evidence to assess whether it more likely than not will be required to sell the security before recovery of its amortized cost basis.

Flushing Financial Corporation Response

We will provide substantially the following disclosure in our next Form 10-K and other filings as appropriate. The Company does not have the intent to sell the security and it is not more likely than not the Company will be required to sell the security before recovery of its amortized cost. This conclusion is based upon us considering our cash and working capital requirements, and contractual and regulatory obligations, none of which we believe would cause us to sell the security before recovery of its amortized cost, which may be at maturity of the security.

The Company further acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact me at 718-961-5400 extension 2704, or David Fry, Executive Vice President and Chief Financial Officer at extension 2738, should you wish to discuss any aspect of this response.

Very truly yours,

/s/John R. Buran

John R. Buran
President and Chief Executive Officer

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